

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Robert J. Scaringe
Chief Executive Officer
Rivian Automotive, Inc.
14600 Myford Road
Irvine, CA 92606

Re: Rivian Automotive, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.12 – 10.18
Filed October 1, 2021
File No. 333-259992

Dear Mr. Scaringe:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance